PROSPECTUS SUPPLEMENT	EXHIBIT 1
(To Prospectus dated March 11, 2009)	REGISTRATION NO. 333-63924

300,000,000 Depositary Receipts
CP HOLDRSSM Deposit Facility

This prospectus supplement supplements information contained in the prospectus dated March 11, 2009, relating to the sale of up to 300,000,000 depositary receipts by the CP HOLDRS Deposit Facility.

The name, ticker symbol, share amounts and primary trading market of each company represented by a round-lot of 100 CP HOLDRS is as follows:

Name of Company	Ticker	Share Amounts	Primary Trading Market
Canadian Pacific Railway Limited	CP	50.0000	NYSE, TSX
Cenovus Energy Inc.1	CVE	136.8000	NYSE, TSX
EnCana Corp.	ECA	136.8000	NYSE, TSX
Teck Cominco Limited Class B	TCK	12.2010	NYSE, TSX

The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

The date of this prospectus supplement is December 15, 2009.

1 Effective December 9, 2009, as a result of the spin-off of Cenovus Energy Inc. from EnCana Corporation, a constituent of the CP HOLDRS Trust, Cenovus Energy Inc. will be added as an underlying security of the CP HOLDRS Trust.  EnCana Corporation shareholders will receive 1 share of Cenovus Energy Inc. for every share held of EnCana Corporation.  The Bank of New York Mellon will receive 136.8 shares of Cenovus Energy Inc. for the 136.8 shares of EnCana Corporation per 100 share round-lot of CP HOLDRS.  Effective December 9, 2009, 136.8 shares of Cenovus Energy Inc. will be required for creations/cancellations per 100 share round-lot of CP HOLDRS.